Exhibit 16.1

September 11, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549-7561

Re:	Premier Power Renewable Energy, Inc. (formerly Harry’s Trucking, Inc.)
File No. 333-140637

Commissioners:

We have read Item 4.01 of Form 8-K dated September 11, 2008, of Premier Power Renewable Energy, Inc. (formerly Harry’s Trucking, Inc.) and are in agreement with the statements contained therein insofar as they relate to our dismissal and our audit for the year ended December 31, 2007 and our reviews of interim financial statements. We are not in a position to agree or disagree with the statements contained therein in Item 4.01 regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the registrant.

/s/Li & Company, PC
Li & Company, PC